MEMORANDUM OF RESPONSES
PETROSEARCH ENERGY CORPORATION
REGISTRATION STATEMENT ON FORM SB-2
FILED ON APRIL 13, 2007
FILE NO. 333-142100

1.
In response to the Staff's comment, please note the following calculation for the total dollar value of the securities underlying the 8% Senior Secured Convertible Promissory Note (which has been referred to by the Staff as the “convertible debenture”) (the “Convertible Note”) registered:

7,000,000 shares for resale x $1.00 closing price on 2/1/07 = $7,000,000

$ 7,000,000

2.	In response to the Staff's comment, please see our response on “Table #2.”

3.	In response to the Staff's comment, please see our response on “Table #3.”

4.	In response to the Staff's comment, please see our response on “Table #4.”

5.	In response to the Staff's comment, please see our response on “Table #5.”

6.	In response to the Staff's comment, please see our response on “Table #6.”

7.	In response to the Staff’s comment, please note the following:

The Registrant has the intention of making, and, based upon the quality of its oil and gas reserves and existing assets, has a reasonable basis to believe that it will have the financial ability to make, all payments on the Convertible Note.

Based on information obtained directly from each of the Selling Stockholders, none of the Selling Stockholders has an existing short position in the Company’s common stock. In addition, pursuant to Section 5.06 of the Purchase Agreement with RCH Petro Investors, LP (“RCH”), RCH specifically agreed and entered into a covenant that it will not engage in short sales of the Company’s Common Stock while any amount is outstanding under the Convertible Note.

8.
In response to the Staff’s comment, please note that we have an existing Revolving Credit Agreement with one Selling Stockholder, Fortuna Energy, LP (unrelated to the Convertible Note). We have disclosed all material agreements as exhibits to the registration statement. With the addition of this disclosure in the “Selling Stockholder” table (beginning on page 30 of Amendment No. 1 to the Form SB-2 Registration Statement), we believe that all relationships and arrangements between the Selling Stockholders and the Registrant have been disclosed in the Prospectus.

9.
In response to the Staff’s comment, the Registrant determined the number of shares it seeks to register in the Registration Statement by adhering to its contractual obligations with the Selling Stockholders. Pursuant to a Registration Rights Agreement dated February 7, 2007 with RCH, we were obligated to register 7,000,000 shares of common stock underlying the Convertible Note and 58,790 shares of common stock issued in lieu of cash for the first quarterly interest payment under the Convertible Note prior to the filing of the registration statement. With respect to the other Selling Stockholders, we were obligated to register 4,599,290 shares of common stock and 671,429 shares of common stock underlying warrants. The registration rights agreements with the investors and the obligations to register shares were the result of arms length negotiations between the parties.

10.
In response to the Staff’s comment, the Selling Stockholders received the securities being registered for either cash or services. Arabella Securities, R. Keith Fetter and Darren Bankston were the only Selling Stockholders who received securities for services. All sales were made in reliance on Section 4(2) of the Securities Act of 1933, as amended and Regulation D. In response to the Staff’s comment, we have revised our disclosure in the “Selling Stockholders” and accompanying footnotes beginning on page 30 of Amendment No. 1 to the Form SB-2 Registration Statement.

11.
In response to the Staff’s comment, please note that Arabella Securities (for which warrants have been registered) is a broker-dealer that obtained the securities being registered for resale as compensation for investment banking services. In response to the Staff’s comment, we have revised the footnote disclosure in the “Selling Stockholder” table beginning on page 30 of Amendment No. 1 to the Form SB-2 Registration Statement.

12.	In response to the Staff’s comment, please be advised that none of the Selling Stockholders are affiliates of a broker-dealer.

13.
In response to the Staff’s comment, please note that our Chief Financial Officer is also our Chief Accounting Officer and has signed Amendment No. 1 to the Form SB-2 Registration Statement in that capacity.

**********

In addition to responding to the Staff’s comments, we have also amended our Form SB-2 Registration Statement to include our most current quarterly financial statements and update certain portions of disclosure.

Table #2

Dollar amount of each possible payment in connection with debenture that we have made or may be required to make:

Payment Date	Payment Amount ($'s)	Type of Payment
2/1/2007	$200,000	Fee to placement agent - cash
2/1/2007	$450,000	Fee to placement agent - Convertible Note

4/2/2007	$125,139	Quarterly interest payment(1)
7/1/2007	$200,000	Quarterly interest payment(1)
10/1/2007	$200,000	Quarterly interest payment(1)
1/1/2008	$200,000	Quarterly interest payment(1)
4/1/2008	$200,000	Quarterly interest payment(1)
7/1/2008	$200,000	Quarterly interest payment(1)
10/1/2008	$200,000	Quarterly interest payment(1)
1/1/2009	$200,000	Quarterly interest payment(1)
4/1/2009	$200,000	Quarterly interest payment(1)
7/1/2009	$200,000	Quarterly interest payment(1)
10/1/2009	$200,000	Quarterly interest payment(1)
1/1/2010	$200,000	Quarterly interest payment(1)
2/1/2010	$74,861	Quarterly interest payment(1)

9/12/2007	$25,000	Liquidated Damage payment(2)
10/12/2007	$25,000	Liquidated Damage payment(2)
11/12/2007	$50,000	Liquidated Damage payment(2)
12/12/2007	$75,000	Liquidated Damage payment(2)
1/12/2008	$100,000	Liquidated Damage payment(2)
2/12/2008	$100,000	Liquidated Damage payment(2)
3/12/2008	$100,000	Liquidated Damage payment(2)
4/12/2008	$25,000	Liquidated Damage payment(2)

5/1/2008	$25,000	Liquidated Damage payment (3)
6/1/2008	$25,000	Liquidated Damage payment(3)
7/1/2008	$50,000	Liquidated Damage payment(3)
8/1/2008	$75,000	Liquidated Damage payment(3)
9/1/2008	$100,000	Liquidated Damage payment(3)
10/1/2008	$100,000	Liquidated Damage payment(3)
11/1/2008	$100,000	Liquidated Damage payment(3)
12/1/2008	$25,000	Liquidated Damage payment(3)

Footnotes to Table 2:

(1)
The Company has the sole discretion to pay the interest with either cash or common stock. If the Company chooses to pay the interest in cash the interest rate is a fixed 8.0%. If the Company chooses to pay the interest in common stock then the interest rate shall be calculated based on 8.5% fixed interest rate. The number of shares to be issued is based upon the closing market price of the Company’s common stock on the last business day of the quarter. For purposes of this tabular disclosure we have reflected the interest payment as if the Company has paid the interest in cash. If the Company elects to make the interest payment in stock, the amount of the payment will be $212,500 per quarter. Any shares to be issued for interest payments will be issued in compliance with all applicable federal and state securities laws. The Company has no obligation to register any shares to be issued for interest payments other than the 58,790 shares of common stock issued prior to the filing of the registration statement.

(2)
This liquidated damage payment is based on a hypothetical situation pursuant to the Registration Rights Agreement between RCH Petro Investors, LP and the Company. This scenario of payments assumes the registration statement currently under review does not become effective within a period of 150 days from the date it was filed on 4/12/07. However, as per the Registration Rights Agreement there are numerous scenarios in which the Company can incur liquidated damages associated with the failure to timely file a registration statement, failure to become effective, or failure to include in the registration statement a specified percentage of common stock underlying the Note. Liquidated damages associated with these scenarios are capped at an aggregate amount of $500,000. For more details see Registration Rights Agreement Sections 2.01 - 2.03.

(3)
In addition to the liquidated damage payments set forth in footnote (2) above, the Company would be subject to a liquidated damage payment if the registration statement is declared effective and thereafter under certain circumstances ceases to become effective. This scenario of payments assumes that the registration statement currently under review takes one year to become effective, that the Company has made payments as set forth in footnote (2) above and then the Company allows the registration to cease to be effective for a period of eight months. Liquidated damages associated with the cessation of effectiveness is capped at $1,000,000; however, in no event shall the liquidated damages associated with footnote (2) and (3) herein exceed $1,000,000. For more details see Registration Rights Agreement Section 2.04.

Net Proceeds to the Company of the Convertible Note	$9,350,000
(Based on the sale of the Convertible Note in the amount of $10,000,000)

Total possible payments to selling shareholders during first year -
Interest Payment	$800,000
Possible liquidated damages	$375,000
(assuming registration statement is not declared effective in one year)

Table #3

Requested information concerning securities of the Issuer not covered by the Registration Statement that are held by Selling Stockholders and/or their affiliates

Selling Stockholder of Affiliate	Description of Security	Date of Sale	Market price of underlying security on date of sale(1)	Conversion/ Exercise price on date of sale	Number of shares	Combined Market Price of underlying shares	Combined Conversion/ Exercise price	Total possible discount to market price
RCH Petro Investors	Other common stock underlying Convertible Note	2/1/2007	$1.00	$1.00	3,000,000	$3,000,000	$3,000,000	None
RCH Petro Investors	Other Warrants	2/1/2007	$1.00	$1.40	5,000,000	$5,000,000	$7,000,000	None
William C O'Malley	Other Warrants	11/29/2006	$0.51	$0.92	500,000	$255,000	$460,000	None
William C O'Malley	Other Warrants	2/3/2006	$1.55	$2.00	71,429	$110,715	$142,858	None
Mark Haet	Other Warrants	11/29/2006	$0.51	$0.92	40,000	$20,400	$36,800	None
ALB Private Investments, LLC	Other Warrants	11/29/2006	$0.51	$0.92	200,000	$102,000	$184,000	None
Francis A. Mylnarczyk	Other Warrants	11/29/2006	$0.51	$0.92	200,000	$102,000	$184,000	None
David Giannini and Elizabeth Marsiniak	Other Warrants	11/29/2006	$0.51	$0.92	500,000	$255,000	$460,000	None
First State Investments Global Resources Long Short Fund Limited	Other Warrants	11/29/2006	$0.51	$0.92	2,940,000	$1,499,400	$2,704,800	None
Colonial First State Wholesale Global Resources Long Short Fund	Other Warrants	11/29/2006	$0.51	$0.92	500,000	$255,000	$460,000	None
First State Investments Global Energy Long Short Master Fund	Other Warrants	11/29/2006	$0.51	$0.92	401,000	$204,510	$368,920	None
Colonial First State Wholesale Global Energy Long Short Fund	Other Warrants	11/29/2006	$0.51	$0.92	159,000	$81,090	$146,280	None
CHLG Funding	Other Warrants	12/4/2006	$0.75	$0.92	500,000	$375,000	$460,000	None
Braeburn Special Opportunities Fund	Other Warrants	12/4/2006	$0.75	$0.92	250,000	$187,500	$230,000	None
Braeburn Special Opportunities Fund 2	Other Warrants	12/4/2006	$0.75	$0.92	250,000	$187,500	$230,000	None
Zachary Landry (2)	Other Warrants	2/3/2006	$1.55	$2.00	178,571	$276,785	$357,142.00	None

(1) Used the closing price of the PTSG common stock on that particular date
(2) Affiliate of selling stockholder

Table #4

Gross Proceeds	$10,000,000

Total possible payments to be made by issuer - as per Comment #2(1)	$(4,050,000)

Net Proceeds to Issuer (1)	$5,950,000

Combined total possible profit	None

Percentage of total possible payments divided by the net proceeds (2)	43.32%

Percentage average over the term of the Convertible Note	14.44%

(1) This amount assumes (i) no conversion of the Convertible Note at any time, (ii) payment of the maximum amount of liquidated damages and (iii) the Company does not elect to redeem the Convertible Note.
(2) Based on net proceeds of $9,350,000

Table #5

Prior securities transactions with Selling Stockholders and their affliates

Selling Stockholder	Date	Type of Security	# of shares outstanding prior to transaction	# of shares outstanding prior to transaction not held by affiliates or selling stockholders	# of shares issued to selling stockholder in connection with the transaction	% of total issued and outstanding issued in the transaction	Market price per share of securities subject to the transaction prior to the transaction	Current market price per share of the class of securities subject to the transaction (2)

Colleen R Bankston	1/11/2004	Common stock	16,836,861	13,124,869	1,026	0.01%	$16.58	$1.56
CHLG Funding	1/12/2004	Common stock	16,836,861	13,124,869	61,538	0.47%	$16.58	$1.56
Keith Fetter	1/12/2004	Common stock	16,836,861	13,124,869	2,051	0.02%	$16.58	$1.56
CHLG Funding	12/23/2004	Common stock	17,728,071	14,334,687	61,538	0.43%	$2.28	$1.56
Darren Bankston	12/23/2004	Common stock	17,728,071	14,334,687	1,026	0.01%	$2.28	$1.56
Keith Fetter	12/23/2004	Common stock	17,728,071	14,334,687	2,051	0.01%	$2.28	$1.56
Fortuna Energy LP	9/30/2005	Warrants	27,997,761	26,777,240	100,000	0.37%	$1.42	$1.56
William C O'Malley	2/3/2006	Common stock	28,497,761	27,277,240	142,858	0.52%	$1.55	$1.56
William C O'Malley	2/3/2006	Warrants	28,497,761	27,277,240	71,429	0.26%	$1.55	$1.56
Zachary Landry (1)	2/3/2006	Common stock	28,497,761	27,277,240	357,143	1.31%	$1.55	$1.56
Zachary Landry (1)	2/3/2006	Common stock	28,497,761	27,277,240	178,571	0.65%	$1.55	$1.56
William C O'Malley	2/16/2007	Common stock	37,952,070	29,142,626	57,143	0.20%	$1.39	$1.56
Zachary Landry (1)	2/16/2007	Common stock	37,952,070	29,142,626	142,857	0.49%	$1.39	$1.56

Note - Transactions prior to 12/31/04 are subject to 6.5 reverse split
(1) Affiliate of selling stockholder
(2) Closing market price on 5/30/07

Table #6

# of shares outstanding prior to convertible transaction held by persons other than selling stockholders or affiliates	29,142,626
Outstanding Shares 1/31/07	37,952,070
Shares held by mgt and BOD	(1,255,925)
Shares owned by selling stockholders	(7,553,519)

# of shares registered by selling stockholders or affiliates of selling stockholders in prior registration statements:	360,003
Braeburn Special Opportunities Fund	230,769
CHLG Funding	123,078
Keith R Fetter	4,104
Colleen Bankston	2,052

# of shares registered by selling stockholders or affiliates of selling stockholders that continue to be held by selling stockholders or affiliates of selling stockholders	336,925
Braeburn Special Opportunities Fund	230,769
CHLG Funding	100,000
Keith R Fetter	4,104
Colleen Bankston	2,052

# of shares sold in registered resale by selling stockholders or affiliates	23,078

# of shares registered for resale by selling stockholders or affiliates in the current transaction	12,270,719